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                              May 23, 2023

       Brian John
       Chief Executive Officer
       Jupiter Wellness, Inc.
       1061 E. Indiantown Rd., Ste. 110
       Jupiter, FL 33477

                                                        Re: Jupiter Wellness,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 12, 2023
                                                            Correspondence
filed May 22, 2023
                                                            File No. 333-269794

       Dear Brian John:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence filed May 22, 2023

       General

   1. You disclose in your proposed disclosure that the company will own less than 50% of
                                                        SRM Entertainment, Inc.
(SRM) and will not be able to consolidate the operations of
                                                        SRM and the company.
Please revise to clarify your expected ownership percentage of
                                                        SRM to give investors a
reasonable idea of the impact of the proposed spin-off on the
                                                        company   s financial
statements.
   2. Please revise your proposed disclosure to address the potential tax liabilities that the company and its
stockholders and warrant holders may be subject to as a result of the spin-off transaction.
 Brian John
Jupiter Wellness, Inc.
May 23, 2023
Page 2
3. We refer to your proposed disclosure of the spin-off of SRM Entertainment, Inc. Please consider revising the risk factor on page 12 regarding the SRM Entertainment, Inc.
       acquisition and include new risk factor disclosure regarding the spin-off.
       Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

FirstName LastNameBrian John                              Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameJupiter Wellness, Inc.
                                                          Services
May 23, 2023 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName